Exhibit 77(D):

Van Kampen High Income Trust II

The Trust approved changes/clarifications in its investment policies to
allow the Trust to   invest a portion or all of its total assets in
securities issued by foreign governments or foreign corporations; provided, however, that the Trust may not invest more than 30% of its total assets in non-U.S. dollar denominated securities.